

April 24, 2012

Via E-mail
Mr. Camilo Velasquez
Chief Financial Officer
South American Gold Corp.
3645 E. Main Street
Suite 119
Richmond, IN 47374

> **Re: South American Gold Corp.**
> **Form 10-K for the Year Ended June 30, 2011**
> **Filed October 17, 2011**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2011**
> **Filed February 17, 2012**
> **Response letter dated April 10, 2012**
> **File No. 000-52156**

Dear Mr. Velasquez:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011
Notes to Consolidated Financial Statements
Note 4. Business Acquisition, page F-10

1.   We note in your response to comment two of our letter dated March 9, 2012 that notwithstanding the Company's 25% equity interest in Kata, the Company concluded that it obtained control over Kata as a result of its ability to appoint all executive officers and directs of Kata and its subsidiary entities. We further note in your response to comment four that you also relied on the guidance in ASC 810-10-15-8 to support your conclusion. Please provide a more robust explanation to support your conclusion that your 25% financial interest overcomes the usual condition for a controlling financial interest,

including your consideration of the specific rights and voting interests of the 75% owners. Also further discuss the specific contract, lease, agreement with other stockholders or court decree that you considered in your conclusion that you have the power to control with your 25% ownership.

2. We note your response to comment three of our letter dated March 9, 2012. To the extent that you continue to believe that your February 25, 2011 purchase of a 25% equity interest in Kata represents a business combination under ASC 805, please revise your purchase price allocation to identify the amounts recognized for each major class of assets acquired and liabilities assumed, including amounts recognized for deposits and goodwill. Also revise to provide all applicable disclosures required by ASC 805-10-50, 805-20-50 and 805-30-50.

3. We note your calculation of the non-controlling interest provided in response to comment three of our letter dated March 29, 2012. To the extent that you continue to believe your 25% equity interest in Kata represents a controlling financial interest, please tell us how you considered the inclusion of a discount for the lack of control in determining the fair value of the noncontrolling interest. Refer to ASC 805-20-30-8. Also explain to us why the $550,000 value of the controlling interest (being your 25% ownership) is less than the $1,237,500 value of the noncontrolling interest (being the other 75% ownership). In this regard, it is unclear to us why the value of a noncontrolling interest would exceed the value of a controlling interest in an entity.

Note 5. Goodwill, page F-11

4. We note in your response to comment five of our letter dated March 9, 2012 that the goodwill of approximately $1.28 million recognized in connection with your Kata acquisition related to intangible assets that did not qualify for separate recognition or was not attributable to any other class of assets. Please further describe to us the qualitative factors that made up the goodwill recognized in the Kata acquisition. Refer to ASC 805-30-50-1(a).

5. We note in your response to comment five of our letter dated March 9, 2012 that the Company determined it should assess the goodwill for impairment as of June 30, 2011; and that in connection with the evaluation you determined that the absence of any projected cash flows resulting from your acquisition of Kata was a circumstance that should result in the full impairment of goodwill. We further note on page 36 of your June 30, 2011 Form 10-K that goodwill is reviewed for impairment annually at the beginning of the fourth fiscal quarter. Please advise us of the following:

   a. Tell us the date that you annually assess goodwill for impairment, and reconcile your Form 10-K disclosure to your response dated April 10, 2012.

b. Tell us the cash flows you projected on the Kata acquisition date, and explain to us in sufficient detail the facts and circumstances that resulted in the significant reduction in projected cash flows from the acquisition date to the date you assessed goodwill for impairment.

Form 10-Q for the Fiscal Quarter Ended December 31, 2011
Consolidated Financial Statements
Note 4. Business Acquisition, page F-8

6. We note your response to comment six of our letter dated March 9, 2012 and your list of components that led you to calculate a gain on bargain purchase. Please provide us with your detailed analysis of all the required reassessments before recognizing a gain on a bargain purchase. Refer to ASC 805-30-25-4 for the required reassessments and ASC 805-30-30-4 through 30-6 for guidance on the review of measurement procedures in connection with the reassessment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining